SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN BREWING COMPANY, INC.
(Name of Issuer)

Common Stock, Par Value $0.001
 (Title of Class of Securities)

024718108
 (CUSIP Number)

Kevin Fickle
1415 Oakland Blvd, Suite 219
Walnut Creek, CA 94596
(925) 705-7985
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 4, 2014
 (Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 7 Pages)

_______________________

(1)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange Act of 1934 or otherwise subject to the  liabilities of that section of the Act but shall be subject  to all other provisions of the Act  (however,  see the Notes).

CUSIP No. 024718108	Schedule 13-D/A	Page 2 of 7 Pages

________________________________________________________________________________________
1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Nuwa Group, LLC  EIN# 27-2185993(1)
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)           [X]
(b)           [   ]
_________________________________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________________________________
4    SOURCE OF FUNDS*

__WC____________________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)      [_]
_________________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

   California_________________________________________________________________________________
                                                              7    SOLE VOTING POWER
NUMBER OF
SHARES                                              ______________________________________________________________
BENEFICIALLY                                8    SHARED VOTING POWER
OWNED BY
EACH                                                    ____1,113,438(2)_________________________________________________
REPORTING                                      9    SOLE DISPOSITIVE POWER
PERSON WITH
                                                               ______________________________________________________________
                                                              10   SHARED DISPOSITIVE POWER

_________________________1,113,438(2)_______________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

____1,113,438(2)____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [X]
_________________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%_____________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

__OO____________________________________________________________________________________

(1) Kevin Fickle and Devin Bosch are the managers of Nuwa Group, LLC.

(2) Nuwa Group, LLC beneficially owns 1,113,438 shares of common stock of American Brewing Company, Inc., par value $0.001, which consists of 7.6% of the outstanding shares as of the date of this report.  Kevin Fickle personally owns 28,400 shares of common stock.  Devin Bosch personally owns 161,000 shares of common stock.  On September 17, 2013, the Company issued 990,000 shares to Nuwa Group, LLC as compensation for consulting and funding services.  Nuwa Group also received 1,000,000 warrants of which none have been exercised.  On September 17, 2014, Nuwa Group purchased 5,000 common shares in the open market.  On September 24, 2014, Nuwa Group, LLC purchased 2,000 common shares in the open market.  On October 1, 2014, Devin Bosch acquired 166,000 shares pursuant to a purchase in the open market.  On October 6, 2014, Nuwa Group, LLC purchased 26,438 shares in the open market.  On October 8, 2014, Nuwa Group, LLC purchased 25,000 shares in the open market.  On December 10, 2014, Kevin Fickle purchased 25,000 shares in the open market.  On December 18, 2014, Kevin Fickle purchased 3,400 shares in the open market.  On December 23, 2014, Kevin Fickle purchased 10,000 shares in the open market.  On April 20, 2015, Nuwa Group, LLC purchased 85,000 common shares and warrants to purchase 42,500 common shares for an aggregate purchase price of $25,500.  The warrants may not be exercised in an amount that would result in the beneficial ownership of greater than 9.99% of the outstanding shares of the Company. On May 4, 2015, Nuwa Group, LLC acquired 176,734 shares of Series B Preferred Stock, which are convertible at a rate of 8 common shares for every preferred share held, with the limitation that the Series B Preferred Shares may not be converted in an amount that would result in the beneficial ownership of greater than 9.99% of the outstanding shares of the Company.  On April 8, 2015, Nuwa Group, LLC sold 20,000 shares of common stock in the open market.  On April 9, 2015, Kevin Fickle sold 10,000 shares of common stock in the open market.  On April 9, 2015, Devin Bosch sold 5,000 shares of common stock in the open market.

CUSIP No. 024718108	Schedule 13-D/A	Page 3 of 7 Pages

_____________________________________________________________________________________________
1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Kevin Fickle (1)____________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)           [X]
(b)           [   ]
_________________________________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________________________________
4    SOURCE OF FUNDS*

__AF_____________________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)      [_]
_________________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America_____________________________________________________________________
                                                              7    SOLE VOTING POWER
NUMBER OF
SHARES                                             ___     28,400__________________________________________________
BENEFICIALLY                                8    SHARED VOTING POWER
OWNED BY
EACH                                                   ____1,113,438(2)____________________________________________
REPORTING                                      9    SOLE DISPOSITIVE POWER
PERSON WITH
                                                              _____28,400____________________________________________________
                                                              10   SHARED DISPOSITIVE POWER

__________________________1,113,438(2)_______________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

____1,141,838(2)_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [X]
_________________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%______________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

__PN_____________________________________________________________________________________

(1) Kevin Fickle and Devin Bosch are the managers of Nuwa Group, LLC.

(2) Nuwa Group, LLC beneficially owns 1,113,438 shares of common stock of American Brewing Company, Inc., par value $0.001, which consists of 7.6% of the outstanding shares as of the date of this report.  Kevin Fickle personally owns 28,400 shares of common stock.  Devin Bosch personally owns 161,000 shares of common stock.  On September 17, 2013, the Company issued 990,000 shares to Nuwa Group, LLC as compensation for consulting and funding services.  Nuwa Group also received 1,000,000 warrants of which none have been exercised.  On September 17, 2014, Nuwa Group purchased 5,000 common shares in the open market.  On September 24, 2014, Nuwa Group, LLC purchased 2,000 common shares in the open market.  On October 1, 2014, Devin Bosch acquired 166,000 shares pursuant to a purchase in the open market.  On October 6, 2014, Nuwa Group, LLC purchased 26,438 shares in the open market.  On October 8, 2014, Nuwa Group, LLC purchased 25,000 shares in the open market.  On December 10, 2014, Kevin Fickle purchased 25,000 shares in the open market.  On December 18, 2014, Kevin Fickle purchased 3,400 shares in the open market.  On December 23, 2014, Kevin Fickle purchased 10,000 shares in the open market.  On April 20, 2015, Nuwa Group, LLC purchased 85,000 common shares and warrants to purchase 42,500 common shares for an aggregate purchase price of $25,500.  The warrants may not be exercised in an amount that would result in the beneficial ownership of greater than 9.99% of the outstanding shares of the Company. On May 4, 2015, Nuwa Group, LLC acquired 176,734 shares of Series B Preferred Stock, which are convertible at a rate of 8 common shares for every preferred share held, with the limitation that the Series B Preferred Shares may not be converted in an amount that would result in the beneficial ownership of greater than 9.99% of the outstanding shares of the Company.  On April 8, 2015, Nuwa Group, LLC sold 20,000 shares of common stock in the open market.  On April 9, 2015, Kevin Fickle sold 10,000 shares of common stock in the open market.  On April 9, 2015, Devin Bosch sold 5,000 shares of common stock in the open market.

CUSIP No. 024718108	Schedule 13-D/A	Page 4 of 7 Pages

_____________________________________________________________________________________________
1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Devin Bosch (1)____________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)           [X]
(b)           [   ]
________________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________________
4    SOURCE OF FUNDS

__AF____________________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)      [_]
________________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America____________________________________________________________________
                                                              7    SOLE VOTING POWER
NUMBER OF
SHARES                                             _____161,000____________________________________________________
BENEFICIALLY                                8    SHARED VOTING POWER
OWNED BY
EACH                                                    ____1,113,438(2)__________________________________________________
REPORTING                                      9    SOLE DISPOSITIVE POWER
PERSON WITH
                                                              ___    161,000                             _________________________________________
                                                              10   SHARED DISPOSITIVE POWER

  _________________________1,113,438(2)_______________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

____1,274,438(2)_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [X]
_________________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%_____________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

__PN_____________________________________________________________________________________

(1) Kevin Fickle and Devin Bosch are the managers of Nuwa Group, LLC

(2) Nuwa Group, LLC beneficially owns 1,113,438 shares of common stock of American Brewing Company, Inc., par value $0.001, which consists of 7.6% of the outstanding shares as of the date of this report.  Kevin Fickle personally owns 28,400 shares of common stock.  Devin Bosch personally owns 161,000 shares of common stock.  On September 17, 2013, the Company issued 990,000 shares to Nuwa Group, LLC as compensation for consulting and funding services.  Nuwa Group also received 1,000,000 warrants of which none have been exercised.  On September 17, 2014, Nuwa Group purchased 5,000 common shares in the open market.  On September 24, 2014, Nuwa Group, LLC purchased 2,000 common shares in the open market.  On October 1, 2014, Devin Bosch acquired 166,000 shares pursuant to a purchase in the open market.  On October 6, 2014, Nuwa Group, LLC purchased 26,438 shares in the open market.  On October 8, 2014, Nuwa Group, LLC purchased 25,000 shares in the open market.  On December 10, 2014, Kevin Fickle purchased 25,000 shares in the open market.  On December 18, 2014, Kevin Fickle purchased 3,400 shares in the open market.  On December 23, 2014, Kevin Fickle purchased 10,000 shares in the open market.  On April 20, 2015, Nuwa Group, LLC purchased 85,000 common shares and warrants to purchase 42,500 common shares for an aggregate purchase price of $25,500.  The warrants may not be exercised in an amount that would result in the beneficial ownership of greater than 9.99% of the outstanding shares of the Company. On May 4, 2015, Nuwa Group, LLC acquired 176,734 shares of Series B Preferred Stock, which are convertible at a rate of 8 common shares for every preferred share held, with the limitation that the Series B Preferred Shares may not be converted in an amount that would result in the beneficial ownership of greater than 9.99% of the outstanding shares of the Company.  On April 8, 2015, Nuwa Group, LLC sold 20,000 shares of common stock in the open market.  On April 9, 2015, Kevin Fickle sold 10,000 shares of common stock in the open market.  On April 9, 2015, Devin Bosch sold 5,000 shares of common stock in the open market.

CUSIP No. 024718108	Schedule 13-D/A	Page 5 of 7 Pages

Item 1.  Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to shares of the Common Stock, $.001 par value (the "Common Stock"), of American Brewing Company, Inc., (the "Issuer").  The address of the Issuer's principal executive office is 180 West Dayton Street, Warehouse 102, Edmonds, WA 98020.

Item 2.  Identity and Background.

     (a)     (a) This statement is being filed on behalf of Nuwa Group, LLC, a California Limited Liability Company and its Managing Members Kevin Fickle and Devin Bosch (each of the foregoing, a “Reporting Person” and collectively, “Reporting Persons”).  The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is attached hereto as Exhibit 1.

     (b) The address of the Reporting Persons is 1415 Oakland Blvd, Suite 219, Walnut Creek, CA 94596.

     (c) The principal business of Nuwa Group, LLC is that of making investments.  Kevin Fickle and Devin Bosch are the Managing Members of Nuwa Group, LLC.

     (d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Nuwa Group, LLC is organized under the laws of California.  Kevin Fickle and Devin Bosch are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the shares of common stock being reported for Nuwa Group, LLC was an aggregate of $550,000, to be provided in cash as well as services for 990,000 of the shares, $72,770.16 in cash for the 58,438 shares purchased in the open market, $25,500 for 85,000 shares and 42,500 warrants and $200,000 for 176,734 Series B Preferred Shares.  All cash paid was paid out of working capital of Nuwa Group, LLC.  Nuwa Group, LLC acquired the shares of Common Stock owned as of the date hereof pursuant to a Funding Agreement dated May 15, 2013, as well as an open market purchases on September 17, 2014, September 19, 2014, October 1, 2014, October 6, 2014 and October 8, 2014.  An additional 85,000 common shares and 42,500 warrants were acquired pursuant to a Subscription Agreement, and the 176,734 Series B Preferred Shares were acquired pursuant to a Stock Purchase Agreement.  The Funding Agreement was included as Exhibit 2 to the original Schedule 13D.

Item 4.  Purpose of Transaction.

     (a) The Common Stock has been acquired by the Reporting Persons pursuant to a Funding Agreement for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Person reserves the right to change their plan and intentions at any time as they deem appropriate.

     (b) – (j) None.

CUSIP No. 024718108	Schedule 13-D/A	Page 6 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

     (a) Nuwa Group, LLC beneficially owns 1,113,438 Common Shares, which equates to 7.6% of the outstanding shares of the Issuer.  Nuwa Group, LLC also holds 1,042,500 warrants, of which none have been exercised, and 176,734 Series B Preferred Shares, none of which have been converted.  Kevin Fickle beneficially owns 1,141,838 common shares, which equates to 7.8% of the outstanding shares of the Issuer.  Devin Bosch beneficially owns 1,274,438 common shares, which equates to 8.7% of the outstanding shares of the Issuer.

     (b) Each of the Reporting Persons may be deemed to share voting power and dispositive power with respect to the 1,113,438 shares of Common Stock reported herein for Nuwa Group, LLC.  Kevin Fickle has sole dispositive power with respect to the 28,400 shares held in his name and Devin Bosch has sole dispositive power with respect to the 161,000 shares held in his name.

     (c) None.

     (d) No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

     (e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons entered into an agreement on April 18, 2014, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement was attached as Exhibit 1 to the Original Form 13D and is incorporated herein by reference.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of American Brewing Company, Inc.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	* Joint Filing Agreement as of April 18, 2014, by and among Nuwa Group, LLC, Kevin Fickle and Devin Bosch.

Exhibit 2	* Funding Agreement between American Brewing Company, Inc. and Nuwa Group, LLC.

* Previously filed with Original Schedule 13D

CUSIP No. 024718108	Schedule 13-D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2015

Nuwa Group, LLC

/s/ Kevin Fickle
Name: Kevin Fickle
Title: Managing Member

/s/ Devin Bosch
Name: Devin Bosch
Title: Managing Member

KEVIN FICKLE

/s/ Kevin Fickle
Name: Kevin Fickle

DEVIN BOSCH

/s/ Devin Bosch
Name: Devin Bosch

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).